SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT (AMENDMENT NO. 1) PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                                 HANDY & HARMAN
                            (Name of Subject Company)

                                 WHX CORPORATION
                              HN ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   410306 10 4
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 with copies to:


           ILAN K. REICH, ESQ.                      ROBERT P. ZINN, ESQ.
         STEVEN WOLOSKY, ESQ.                   LEONARD S. FERLEGER, ESQ.
OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP          KIRKPATRICK & LOCKHART LLP
            505 PARK AVENUE                        1500 OLIVER BUILDING
       NEW YORK, NEW YORK 10022               PITTSBURGH, PENNSYLVANIA 15222
        TELEPHONE: (212) 753-7200                TELEPHONE: (412) 355-6332


                         -------------------------------



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         This Statement  amends and  supplements  the Tender Offer  Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on December 16, 1997, by HN Acquisition Corp. (the "Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase any and all outstanding shares of Common Stock, par value $1.00 per share (the "Shares") of the Company, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996 and October 22, 1996 (as so
amended,   the  "Rights   Agreement"),   between  the  Company  and  ChaseMellon
Shareholder Services L.L.C., as Rights Agent, at a price of $30 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 2.  IDENTITY AND BACKGROUND.

         (f) The discussion set forth in Section 9 of the Offer to Purchase is hereby amended and supplemented by adding the following text at the end of the second paragraph of the subsection entitled "Civil Proceedings":

"The Parent believes that even if any such proceeding were to be brought, and an adverse decision were to be rendered, there would be no material financial impact on the Parent."

         The printed version of the Offer to Purchase being mailed to the Company's shareholders includes this additional text.



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
                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 1997
                                      WHX CORPORATION


                                      By: /s/ Stewart E. Tabin
                                          --------------------
                                          Name:   Stewart E. Tabin
                                          Title:  Assistant Treasurer



                                      HN ACQUISITION CORP.


                                      By: /s/ Stewart E. Tabin
                                          --------------------
                                          Name:  Stewart E. Tabin
                                          Title: Vice President

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